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                                                              +----------------+
                                 UNITED STATES                |  OMB APPROVAL  |
                      SECURITIES AND EXCHANGE COMMISSION      +----------------+
                            Washington, D.C. 20549            |  OMB Number:   |
                                                              |   3235-0058    |
                                  FORM 12b-25                 |    Expires:    |
                                                              |January 31, 2002|
                          NOTIFICATION OF LATE FILING         |    Estimated   |
                                                              | average burden |
(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K     |    hours per   |
             [ ] Form 10-Q  [ ] Form N-SAR                    | response..2.50 |
                                                              +----------------+
For Period Ended:   January 2, 1999                           +----------------+
                 -------------------------                    |  SEC FILE NO.  |
                [ ] Transition Report on Form 10-K            |                |
                [ ] Transition Report on Form 20-F            |   333-56031    |
                [ ] Transition Report on Form 11-K            +----------------+
                [ ] Transition Report on Form 10-Q            +----------------+
                [ ] Transition Report on Form N-SAR           |   CUSIP NO.    |
                                                              |                |
For the Transition Period Ended: ___________________________  +----------------+

[ Read Instruction (on back page) Before Preparing Form. Please Print or Type  ]
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

          Advance Holding Corporation
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Full Name of Registrant

          N/A
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Former Name if Applicable

          5673 Airport Road
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Address of Principal Executive Office (Street and Number)

          Roanoke, VA 24012
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

               See Attachment III.


(Attach Extra Sheets if Needed)         Potential persons who are to respond to
                                        the collection of information contained
                                        in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Cynthia M. Dunnett              213                229-8526
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
     ---------------------------------------------------------------------------
(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               See Attachment IV.
================================================================================


                          Advance Holding Corporation
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    March 31, 1999                 By  /s/ J. O'Neil Leftwich
    ------------------------------        --------------------------------------
                                            J. O'Neil Leftwich
                                            Senior Vice President and
                                            Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                Intentional misstatements or omissions of fact                |
|         constitute Federal Criminal Violations (See 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

                                ATTACHMENT III
                                --------------

In November 1998, Advance Stores Company, Incorporated ("ASCI"), Advance Holding Corporation's ("Holding") wholly-owned subsidiary, acquired Western Auto Supply Company and its subsidiaries ("Western Auto"). As a result of this acquisition and the demands placed on Holding's officers and financial personnel in integrating Western Auto into ASCI's operations and information and reporting systems, Holding is not able to file its Annual Report on Form 10-K for the fiscal year ended January 2, 1999 by April 2, 1999. In addition, Holding is currently determining the fair value of certain acquired assets to account for the acquisition under the purchase method of accounting. Holding expects to file the Form 10-K no later than the fifteenth day following the due date.



                                 ATTACHMENT IV
                                 -------------

Holding anticipates that both the revenues and expenses to be reflected on its consolidated financial statements for its fiscal year ended January 2, 1999 will be greater than such items reported for its previous fiscal year. The increase in revenues and expenses is related to (i) growth in ASCI's existing business and (ii) the acquisition of Western Auto in November 1998. Final amounts for the fiscal year ended January 2, 1999 cannot be quantified at this time.